SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13th floor
Website	www.eletrobras.com
Investor Relations Director	Armando Casado de Araujo
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Phone: 55 (21) 2514-4637
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2017, the company’s legal subjects are going to be published on the following newspapers: Correio Braziliense – Brasília, O Globo e Valor Econômico.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2016
EVENT	DATE
Disclosure to Shareholders CVM/ BM&FBovespa/SEC/NYSE/Madri	03/27/2017
Disclosure via Newspaper	04/13/2017

Standardized Financial Statements – DFP, for the year ended December 31, 2016
EVENT	DATE
Disclosure to Shareholders CVM/ BM&FBovespa/SEC/NYSE/Madri	03/27/2017

Form 20-F 2016
EVENT	DATE
Filling on SEC and Disclosure in the website of NYSE/Madrid	05/01/2017

Annual Information (Resolution 480-CVM), for the year
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa	05/30/2017

Quarterly Financial Information

EVENT	DATE
Regarding 1st Quarter	05/12/2017
Regarding 2nd Quarter	08/11/2017
Regarding 3rd Quarter	11/13/2017

Ordinary General Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	03/27/2017
OGM Call Notice in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	03/27/2017
Publication of the Announcement to Shareholders	03/29/2017
Ordinary General Meeting	04/28/2017
Disclosure of the main deliberations of the Ordinary General Meeting in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	04/28/2017
Disclosure of the Minutes of the Ordinary General Meeting in the website to CVM/BM&FBovespa/SEC/NYSE/Madrid	05/09/2017

Public meeting with analysts/investors

EVENT	DATE
Public meeting with analysts (Apimec São Paulo) at 10:00 am.	03/31/2017
Public meeting with analysts (Apimec Rio de Janeiro) at 04:00 pm.	03/30/2017
Public meeting with analysts (Apimec Brasília) at 06:00 pm.	04/17/2017
Public meeting with analysts (Apimec Porto Alegre) at 06:00 pm.	04/12/2017
Road show – United States	04/03/2017 to 04/07/2017
Itaú BBA- 12th Annual LATAM CEO Conference NY	05/16/2017 to 05/17/2017
Public meeting with analysts (Apimec Rio de Janeiro) at 06:00 pm.	08/17/2017
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	08/21/2017
Public meeting with analysts (Apimec Brasília) at 06:00 pm.	08/22/2017
Public meeting with analysts (Apimec Porto Alegre) at 06:00 pm.	08/28/2017
Road show – Europe	09/11/2017 to 09/15/2017
Eletrobras Day – New York (USA)	10/27/2017
Foro LATIBEX – Madrid (Spain)	11/23/2017 and 11/24/2017

Conference Call
EVENT	DATE
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements - December 2016). The access number will be announced through the site and specific Announcement	03/29/2017
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – March 2017). The access number will be announced through the site and specific Announcement	05/15/2017
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – June 2017). The access number will be announced through the site and specific Announcement	08/15/2017
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – September 2017). The access number will be announced through the site and specific Announcement	11/16/2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.